Filed by TriQuint Semiconductor, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: RF Micro Devices, Inc.

Commission File No.: 000-22511

Date: February 24, 2014

Dear                                 ,

This morning we announced that TriQuint and RFMD have entered into a definitive merger agreement. Today’s press release is included below. The combination will create a new leader in RF solutions for mobile, infrastructure, and aerospace/defense. We believe the combination will create new growth opportunities in three large global markets (mobile devices, network infrastructure, and aerospace/defense) with scale advantages, innovative new products, and a greatly improved operating model.

The new company will continue our legacy of being a premier supplier of critical RF technologies to the communications and defense markets. We are committed to driving state of the art capabilities in support of your products and services.

The new company will have a shared leadership team. Ralph Quinsey, the current TriQuint CEO, will serve as Non-Executive Chairman and Bob Bruggeworth, the current RFMD CEO, will serve as Chief Executive Officer.

We understand that you may have questions about what this announcement means for you. Right now, it is business as usual; there are regulatory processes that may take three to six months to close. Please do reach out to your Sales Account Managers with any questions or concerns. We will also continue to update you as more information becomes available.

I am truly excited about the opportunities this combination brings to customers, employees and shareholders. The combined company brings together a world class set of capabilities and an RF market scale which customers can depend upon. We are thankful for your continued partnership as we take this exciting step.

Regards,

Todd DeBonis
Vice President, Global Sales and Strategic Development

1

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed Business Combination, a newly-formed holding company under RFMD (“HoldCo”) will file with the SEC a Form S-4 (the “Registration/Joint Proxy Statement”) which will include a registration statement and prospectus with respect to HoldCo’s shares to be issued in the Business Combination and a joint proxy statement of TriQuint and RFMD in connection with the Business Combination. The definitive Registration/Joint Proxy Statement will contain important information about the proposed Business Combination and related matters. SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE REGISTRATION/JOINT PROXY STATEMENT CAREFULLY WHEN IT BECOMES AVAILABLE. The Registration/Joint Proxy Statement and other relevant materials (when they become available) and any other documents filed by HoldCo, RFMD or TriQuint with the SEC may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, security holders of TriQuint will be able to obtain free copies of the Registration/Joint Proxy Statement from TriQuint by contacting Investor Relations by mail at TriQuint Semiconductor, Inc., 2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124, Attn: Investor Relations Department, by telephone at (503) 615-9413, or by going to TriQuint’s Investor Relations page on its corporate website at www.triquint.com; and security holders of RFMD will be able to obtain free copies of the Registration/Joint Proxy Statement from RFMD by contacting Investor Relations by mail at RF Micro Devices, Inc., 7628 Thorndike Road Greensboro, North Carolina 27409-9421, Attn: Investor Relations Department, by telephone at (336) 678-7088, or by going to RFMD’s Investor Relations page on its corporate web site at www.rfmd.com.

Participants in the Solicitation

RFMD, TriQuint and HoldCo and their respective directors, executive officers and various other members of management and employees may be deemed to be participants in the solicitation of proxies from RFMD’s shareholders in connection with the proposed Business Combination. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of TriQuint or RFMD security holders in connection with the proposed Business Combination will be set forth in the Registration/Joint Proxy Statement when it is filed with the SEC. Information about TriQuint’s directors and executive officers is set forth in TriQuint’s Proxy Statement on Schedule 14A for its 2013 Annual Meeting of Shareholders, which was filed with the SEC on April 1, 2013, and its Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which was filed with the SEC on February 21, 2014. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from TriQuint by contacting Investor Relations by mail at TriQuint Semiconductor, Inc., 2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124, Attn: Investor Relations Department, by telephone at (503) 615-9413, or by going to TriQuint’s Investor Relations page on its corporate web site at www.triquint.com. Information about RFMD’s directors and executive officers is set forth in RFMD’s Proxy Statement on Schedule 14A for its 2013 Annual Meeting of Shareholders, which was filed with the SEC on June 28, 2013, and its Annual Report on Form 10-K for the fiscal year ended March 30, 2013, which was filed with the SEC on May 24, 2013. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from RFMD by contacting Investor Relations by mail at RF Micro Devices, Inc., 7628 Thorndike Road Greensboro, North Carolina 27409-9421, Attn: Investor Relations Department, by telephone at (336) 678-7088, or by going to RFMD’s Investor Relations page on its corporate web site at www.rfmd.com. Additional information regarding the interests of these potential participants in the solicitation of proxies in connection with the proposed Business Combination will be included in the Registration/Joint Proxy Statement and the other relevant documents filed with the SEC when they become available.

Press Release

RFMD AND TRIQUINT TO COMBINE, CREATING A NEW LEADER IN RF SOLUTIONS

•	All-stock transaction creating a new company with combined revenue of more than $2 billion

•	TriQuint CEO Ralph Quinsey will serve as Non-executive Chairman and RFMD CEO Bob Bruggeworth will serve as Chief Executive Officer

•	Combined company expected to achieve at least $150 million in cost synergies

•	Live conference call and webcast today at 8:30 a.m. EST

•	Transaction fact sheet can be found at rfmd.com/infographic and triquint.com/infographic

GREENSBORO, NC and HILLSBORO, OR – FEBRUARY 24, 2014 – RF Micro Devices, Inc. (Nasdaq: RFMD), a global leader in the design and manufacture of high-performance radio frequency (“RF”) solutions, and TriQuint Semiconductor, Inc. (Nasdaq: TQNT), a leading RF solutions supplier and technology innovator, today announced a definitive merger agreement under which the companies will combine in an all-stock transaction. To reflect the nature of this transaction as a merger of equals, the new company (“NewCo”) will have a new name and shared leadership team. The boards of directors of both RFMD and TriQuint have unanimously approved the transaction.

The merger will create new growth opportunities in three large global markets - mobile devices, network infrastructure and aerospace/defense - with scale advantages, innovative new products and a greatly improved operating model. RFMD and TriQuint together will offer the industry’s broadest portfolio of critical enabling technologies to develop and commercialize tightly integrated solutions at record speeds. The combination will foster a new wave of exciting mobile devices that are broadly accessible and offer dramatically higher data throughput, to the benefit of carriers and consumers alike. The combination also creates a leader in infrastructure and defense (with approximately $500 million in annual revenue), with a broad portfolio of products and foundry services supporting applications including radar, next generation base stations, optical communications, and the Internet of Things.

With today’s transaction, which is intended to qualify as a tax-free reorganization, TriQuint shareholders will receive 1.675 shares of NewCo and RFMD shareholders will receive 1 share of NewCo for each TriQuint or RFMD share held. At the closing of the transaction, the companies will execute a one-for-four reverse stock split resulting in approximately 145 million shares outstanding.

Former shareholders of RFMD and TriQuint will each own approximately 50 percent of the new company post-merger. The transaction represents an implied price of $9.73 for each TriQuint share, representing a 5.4% premium based on the closing price of $9.23 for TriQuint on February 21, 2014. The combination is expected to achieve at least $150 million in cost synergies; $75 million in annualized synergies exiting the first year after closing and an additional $75 million exiting the second year. The transaction is expected to be accretive to non-GAAP EPS in the first full fiscal year following the closing of the transaction.

“The world’s demand for mobile data is growing exponentially,” said RFMD CEO and President Bob Bruggeworth. “The combination of TriQuint and RFMD creates a new leader in RF solutions with expertise in mobile devices and complex infrastructure and global defense applications. With this merger of equals, we will bring under one roof all of the critical RF building blocks necessary to innovate at the heart of what makes mobile mobile - the crucial back-and-forth data flow between the mobile device and the network. We will harness this innovation for the benefit of all our customers – from mobile to infrastructure to defense.”

“I believe this is an industry shaping event,” said TriQuint CEO Ralph Quinsey. “Through this combination of RFMD and TriQuint we form a diversified market leader with a highly compatible combination of products and technologies and a world class team focused on innovation and superior financial results. The alignment of culture between the two companies and the well matched products, capabilities and technologies will create compelling new opportunities.”

This transaction combines complementary product portfolios, featuring power amplifiers (PAs), power management integrated circuits (PMICs), antenna control solutions, switch-based products and premium filters - and leverages these to deliver the industry’s most comprehensive portfolio of high-performance mobile solutions. It will also strengthen the combined company’s service to the infrastructure and defense/aerospace industries and enable advanced gallium nitride (GaN) solutions for additional markets and applications.

The new company will have a shared leadership team. TriQuint CEO Ralph Quinsey will serve as non-executive Chairman, and RFMD CEO Bob Bruggeworth will serve as Chief Executive Officer. The board of directors will be made up of ten directors, with five directors from the existing board of each company. Eight of the ten directors will be independent. TriQuint CFO Steve Buhaly will serve as Chief Financial Officer and RFMD CFO Dean Priddy will serve as Executive Vice President of Administration, reporting to the CEO and responsible for integration and synergy value creation. Additional senior leaders of the combined company will include RFMD’s Eric Creviston as President of mobile products, TriQuint’s James Klein as President of infrastructure and defense products, TriQuint’s Steven Grant as Corporate Vice President for Fab Technology & Manufacturing and RFMD’s Jim Stilson as Corporate Vice President for Assembly/Test Technology & Manufacturing. Other leaders will be named later this year.

The transaction is expected to close in the second half of calendar 2014 subject to approval by the shareholders of both companies, the receipt of regulatory approvals, and other customary closing conditions.

BofA Merrill Lynch is acting as exclusive financial advisor to RFMD. Goldman Sachs is acting as exclusive financial advisor to TriQuint. Perkins Coie is acting as counsel for TriQuint and Weil, Gotshal & Manges LLP and Womble Carlyle Sandridge & Rice, LLP are acting as counsel for RFMD.

Conference Call and Webcast Information

RFMD and TriQuint will host a conference call today that begins at 8:30 a.m. EST/5:30 a.m. PST. A live webcast of the conference call, as well as a related slide presentation, can be accessed at ir.rfmd.com or at invest.triquint.com. The call can also be accessed live over the phone by dialing 1-480-629-9866, access code 4671275.

A webcast replay of the conference call will be available on the investor relations pages of RFMD and TriQuint following the call.

About RFMD

RFMD (Nasdaq:RFMD) is a global leader in the design and manufacture of high-performance radio frequency solutions. RFMD’s products enable worldwide mobility, provide enhanced connectivity, and support advanced functionality in the mobile device, wireless infrastructure, wireless local area network (WLAN or Wi-Fi), cable television (CATV)/broadband, Smart Energy/advanced metering infrastructure (AMI), and aerospace and defense markets. RFMD is recognized for its diverse portfolio of semiconductor technologies and RF systems expertise and is a preferred supplier to the world’s leading mobile device, customer premises, and communications equipment providers. RFMD is an ISO 9001-, ISO 14001-, and ISO/TS 16949-certified manufacturer with worldwide engineering, design, sales and service facilities. For more information, please visit RFMD’s web site at rfmd.com.

About TriQuint

Founded in 1985, TriQuint Semiconductor (NASDAQ: TQNT) is a leading global provider of innovative RF solutions and foundry services for the world’s top communications, defense and aerospace companies. People and organizations around the world need real-time, all-the-time connections; TriQuint products help reduce the cost and increase the performance of connected mobile devices and the networks that deliver critical voice, data and video communications. With the industry’s broadest technology portfolio, recognized R&D leadership, and expertise in high-volume manufacturing, TriQuint creates standard and custom products using gallium arsenide (GaAs), gallium nitride (GaN), surface acoustic wave (SAW) and bulk acoustic wave (BAW) technologies. The company has ISO9001-certified manufacturing facilities in the U.S., production in Costa Rica, and design centers in North America and Germany. For more information, visit www.triquint.com.

Investor Contacts:

Doug DeLieto

VP, Investor Relations

RFMD

+1-336-678-7088

Grant Brown

Director, Investor Relations

TriQuint Semiconductor, Inc.

+1-503-615-9413

grant.brown@triquint.com

Media Contacts:

Brent Dietz

Director, Corporate Communications

RFMD, Inc.

brent.dietz@rfmd.com

+1-336-338-2711

Brandi Frye

Sr. Director, Marketing Comms

TriQuint Semiconductor, Inc.

+1-503-615-9488

brandi.frye@triquint.com

Forward-Looking Statements

This communication contains forward-looking statements, including but not limited to those regarding the proposed business combination between RF Micro Devices, Inc. (“RFMD”) and TriQuint Semiconductor, Inc. (“TriQuint”) (the “Business Combination”) and the transactions related thereto. These statements may discuss the anticipated manner, terms and conditions upon which the Business Combination will be consummated, the future performance and trends of the combined businesses, the synergies expected to result from the Business Combination, and similar statements. Forward-looking statements may contain words such as “expect,” “believe,” “may,” “can,” “should,” “will,” “forecast,” “anticipate” or similar expressions, and include the assumptions that underlie such statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including but not limited to: the ability of the parties to consummate the Business Combination in a timely manner or at all; satisfaction of the conditions precedent to consummation of the Business Combination, including the ability to secure regulatory approvals in a timely manner or at all, and approval by RFMD’s shareholders and TriQuint’s stockholders; the possibility of litigation (including related to the transaction itself); RFMD and TriQuint’s ability to successfully integrate their operations, product lines, technology and employees and realize synergies from the Business Combination; unknown, underestimated or undisclosed commitments or liabilities; the level of demand for the combined companies’ products, which is subject to many factors, including uncertain global economic and industry conditions, demand for electronic products and semiconductors, and customers’ new technology and capacity requirements; RFMD’s and TriQuint’s ability to (i) develop, deliver and support a broad range of products, expand their markets and develop new markets, (ii) timely align their cost structures with business conditions, and (iii) attract, motivate and retain key employees; and other risks described in RFMD’s and TriQuint’s Securities and Exchange Commission (“SEC”) filings. All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof. Neither RFMD nor TriQuint undertakes any obligation to update any forward-looking statements.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed Business Combination, a newly-formed holding company under RFMD (“HoldCo”) will file with the SEC a Form S-4 (the “Registration/Joint Proxy Statement”) which will include a registration statement and prospectus with respect to HoldCo’s shares to be issued in the Business Combination and a joint proxy statement of TriQuint and RFMD in connection with the Business Combination. The definitive Registration/Joint Proxy Statement will contain important information about the proposed Business Combination and related matters. SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE REGISTRATION/JOINT PROXY STATEMENT CAREFULLY WHEN IT BECOMES AVAILABLE. The Registration/Joint Proxy Statement and other relevant materials (when they become available) and any other documents filed by HoldCo, RFMD or TriQuint with the SEC may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, security holders of TriQuint will be able to obtain free copies of the Registration/Joint Proxy Statement from TriQuint by contacting Investor Relations by mail at TriQuint Semiconductor, Inc., 2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124, Attn: Investor Relations Department, by telephone at (503) 615-9413, or by going to TriQuint’s Investor Relations page on its corporate website at www.triquint.com; and security holders of RFMD will be able to obtain free copies of the Registration/Joint Proxy Statement from RFMD by contacting Investor Relations by mail at RF Micro Devices, Inc., 7628 Thorndike Road Greensboro, North Carolina 27409-9421, Attn: Investor Relations Department, by telephone at (336) 678-7088, or by going to RFMD’s Investor Relations page on its corporate web site at www.rfmd.com.

Participants in the Solicitation

RFMD, TriQuint and HoldCo and their respective directors, executive officers and various other members of management and employees may be deemed to be participants in the solicitation of proxies from RFMD’s shareholders in connection with the proposed Business Combination. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of TriQuint or RFMD security holders in connection with the proposed Business Combination will be set forth in the Registration/Joint Proxy Statement when it is filed with the SEC. Information about TriQuint’s directors and executive officers is set forth in TriQuint’s Proxy Statement on Schedule 14A for its 2013 Annual Meeting of Shareholders, which was filed with the SEC on April 1, 2013, and its Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which was filed with the SEC on February 21, 2014. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from TriQuint by contacting Investor Relations by mail at TriQuint Semiconductor, Inc., 2300 N.E. Brookwood Parkway,

Hillsboro, Oregon 97124, Attn: Investor Relations Department, by telephone at (503) 615-9413, or by going to TriQuint’s Investor Relations page on its corporate web site at www.triquint.com. Information about RFMD’s directors and executive officers is set forth in RFMD’s Proxy Statement on Schedule 14A for its 2013 Annual Meeting of Shareholders, which was filed with the SEC on June 28, 2013, and its Annual Report on Form 10-K for the fiscal year ended March 30, 2013, which was filed with the SEC on May 24, 2013. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from RFMD by contacting Investor Relations by mail at RF Micro Devices, Inc., 7628 Thorndike Road Greensboro, North Carolina 27409-9421, Attn: Investor Relations Department, by telephone at (336) 678-7088, or by going to RFMD’s Investor Relations page on its corporate web site at www.rfmd.com. Additional information regarding the interests of these potential participants in the solicitation of proxies in connection with the proposed Business Combination will be included in the Registration/Joint Proxy Statement and the other relevant documents filed with the SEC when they become available.

RFMD

TQNT-F